SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________________________________________

Schedule 14D-9

Solicitation/Recommendation Statement
under Section 14(d)(4) of the
Securities Exchange Act of 1934
__________________________________________

PFSweb, Inc.
(Name of Subject Company)

PFSweb, Inc.
(Name of Persons Filing Statement)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

717098206
(CUSIP Number of Class of Securities)
__________________________________________

Thomas J. Madden
Chief Financial Officer
PFSweb, Inc.
4455 Regent Blvd
Irving, TX 75063
(972) 881-2900
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)
__________________________________________

With copies to:
Soren Lindstrom, Esq.
FisherBroyles, LLP
Highland Park Place
4514 Cole Avenue, Suite 600
Dallas, Texas 75205
866-211-5914

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing relates solely to preliminary communications made before the commencement of a planned cash tender offer (the “Offer”) by GXO Logistics, Inc., a Delaware (“Parent”) and Peregrine MergerSub I, Inc., a Delaware corporation (“Merger Sub”), to acquire all of the issued and outstanding shares of the common stock, par value $0.001 per share, of PFSweb, Inc., a Delaware corporation (the “Company”), to be commenced pursuant to the Agreement and Plan of Merger, dated as of September 13, 2023, by and among Parent, Merger Sub and the Company (the “Merger Agreement”). Upon the consummation of the Offer, Merger Sub will merge with and into the Company pursuant to Section 251(h) of the Delaware General Corporation Law with the Company as the surviving corporation.

•Exhibit 99.1: Press Release, dated September 14, 2023, incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Company on September 14, 2023.
•Exhibit 99.2: Email to employees, dated September 14, 2023
•Exhibit 99.3: Employee Frequently Asked Questions, dated September 14, 2023
•Exhibit 99.4: Email to business partners, dated September 14, 2023
•Exhibit 99.5: Email to clients, dated September 14, 2023
•Exhibit 99.6: Email to prospective clients, dated September 14, 2023
•Exhibit 99.7: Investor Relations presentation, first used September 14, 2023

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements that involve risks and uncertainties relating to future events and the future performance of the Company and Parent, including regarding Parent’s proposed acquisition of the Company, the prospective benefits of the proposed acquisition, the potential contingent consideration amounts and terms and the anticipated occurrence, manner and timing of the proposed tender offer and the closing of the proposed acquisition. Actual events or results may differ materially from these forward-looking statements. Words such as “anticipate,” “expect,” “intend,” “plan,” “propose,” “provide,” “believe,” “seek,” “estimate,” variations of such words, and similar expressions are intended to identify such forward-looking statements, although not all forward-looking statements contain these identifying words. Risks that may cause these forward-looking statements to be inaccurate include, without limitation: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of the Company’s stockholders will tender their stock in the offer; the risk that the Merger Agreement may be terminated in specified circumstances that require the Company to pay a termination fee of $5,987,000 and certain costs and expenses of Parent and Merger Sub; the possibility that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay, or refuse to grant approval for the consummation of the transaction (or only grant approval subject to adverse conditions or limitations); the ability of the parties to timely and successfully receive required regulatory approvals and the difficulty of predicting the timing or outcome of regulatory approvals or actions, if any; the possibility that the transaction does not close; the effects of the transaction on relationships with employees, other business partners or governmental entities; unknown liabilities; the risk of litigation and/or regulatory actions, including litigation and/or regulatory actions related to the proposed acquisition; uncertainties as to how customers, suppliers, employees, and stockholders will react to the tender offer and merger; the risk of any unexpected costs or expenses resulting from the tender offer and merger; the effects of local and national economic, credit and capital market conditions on the economy in general; and the impact of public health outbreaks, epidemics, or pandemics (such as the COVID-19 pandemic) on the Company’s business.

A more complete description of these and other material risks can be found in the Company’s filings with the SEC, including its Annual Report on Forms 10-K for the fiscal year ended December 31, 2022 and subsequent Quarterly Reports on Form 10-Q, as well as the Schedule TO and related tender offer documents to be filed by Parent and Merger Sub, and the Schedule 14D-9 to be filed by the Company. Any forward-looking statements are made based on the current beliefs and judgments of the Company’s management, and the reader is cautioned not to rely on any forward-looking statements made by the Company. Except as required by law, the Company does not undertake any obligation to update (publicly or other-wise) any forward-looking statement, including without limitation any financial projection or guidance, whether as a result of new information, future events, or otherwise.

Additional Information and Where to Find It

The tender offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities, nor is it a substitute for the tender offer materials that the Company, Parent or Merger Sub, will file with the SEC. The solicitation and offer to buy Company stock will only be made pursuant to an Offer and related tender offer materials that Parent intends to file with the SEC. At the time the tender offer is commenced, Parent and Merger Sub will file a Tender Offer Statement on Schedule TO and thereafter the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. THE COMPANY’S STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ CAREFULLY THE TENDER OFFER MATERIALS (INCLUDING AN OFFER, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/ RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 BECAUSE THEY WILL EACH CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF THE COMPANY’S SECURITIES AND OTHER INVESTORS SHOULD CONSIDER BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER. The Offer, the related Letter of Transmittal, certain other tender offer documents, as well as the Solicitation/Recommendation Statement on

Schedule 14D-9, will be made available to all stockholders of the Company at no expense to them and will also be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting either the Company or Parent. Copies of the documents filed with the SEC by the Company will be available free of charge on https://ir.pfsweb.com/ or by contacting the Company’s Investor Relations Department at (949) 574-3860. Copies of the documents filed with the SEC by Parent will be available free of charge on Parent’s website at https://investor.gxo.com/ or by sending a written request to: Investor Relations, GXO Logistics, Inc., Two American Lane, Greenwich, Connecticut 06831 or by contacting Investor Relations by email at InvestorRelations@GXO.com.

In addition to the Offer, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement on Schedule 14D-9, the Company and Parent each file annual, quarterly and current reports, proxy statements and other information with the SEC, which are available to the public over the Internet at the SEC’s website at http://www.sec.gov.